UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 5, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VivoPower International Names Carl Weatherley-White CEO

LONDON, October 5, 2017 -- VivoPower International Plc (Nasdaq: VVPR)(“VivoPower”), a global solar power company, today announced the appointment of its current Chief Financial Officer, Carl Weatherley-White, as Chief Executive Officer, effective immediately. He will take over the Chief Executive Officer functions from Dr. Philip Comberg, who has for personal reasons, resigned as Chief Executive Officer and a member of the Board of Directors of VivoPower. In addition, VivoPower has identified a qualified new Chief Financial Officer, who it expects to appoint shortly.

Kevin Chin, VivoPower’s Non-Executive Chairman of the Board, said, “The Board is very pleased that Carl has agreed to take on this executive leadership role. Carl’s deep experience in the energy industry and financial sector will be valuable to VivoPower in executing on its next stage of development and establishing a strong pattern of growth, profitability and value creation.”

Carl Weatherley-White said, “VivoPower remains focused on building a global solar power platform and generating returns from the significant and growing pipeline of projects and global opportunities. I look forward to communicating our strategy and execution plans and delivering value to shareholders.”

Mr. Weatherley-White has been a member of the VivoPower leadership team since its founding and brings more than twenty years of renewable energy transaction and execution experience to his role. Prior to VivoPower, he served as President of Lightbeam Electric Company, a global renewable energy company. Previously, he served as Chief Financial Officer of K Road Power Holdings, a portfolio company of Barclays focused on solar development. Prior to his work in the solar industry, Mr. Weatherley-White was Head of Project Finance at Barclays and Lehman Brothers and led renewable energy tax equity investing at Lehman Brothers and Credit Suisse. He earned a Bachelor of Science with honors from Brown University, and a Graduate Fellowship in economics and political science at the University of Cape Town. He is a Chartered Financial Analyst.

About VivoPower

VivoPower is a global solar power company that develops and operates an installed solar power asset base in a capital efficient manner. VivoPower does this by aggregating photovoltaic (PV) solar projects underpinned by long term power purchase agreements and then arranges corporate and project financing, engineering design and equipment procurement and manages the construction and development of such solar PV projects for asset owners. VivoPower intends to leverage this asset base to sell distributed generation power, and manage and provide power support services (encompassing operations, maintenance and optimization) and data driven energy services for commercial, industrial and government customers, pursuant to long term contracts with the asset owners so as to maximize the performance and value of their solar assets.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s managements’ current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact:

Julie-Anne Byrne

Investor Relations

shareholders@vivopower.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 5 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer